Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to reference to our firm under the caption “Experts” in the Registration Statement (Amended Form S-4) and related Prospectus of Arch Coal, Inc. Company for the exchange of up to $1,000,000,000 of its 7% senior notes and up to $1,000,000,000 of its 7.25% senior notes and to the incorporation by reference therein of our reports dated February 29, 2012, with respect to the consolidated financial statements and schedule of Arch Coal, Inc., and the effectiveness of internal control over financial reporting of Arch Coal, Inc., included and/or incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

April 23, 2012